

OFFERING MEMORANDUM

facilitated by



Screamin' Trees Farm LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Screamin' Trees Farm LLC
State of Organization	VT
Date of Formation	11/18/2021
Entity Type	Limited Liability Company
Street Address	138 Grove St, Rutland VT, 05701
Website Address	https://facebook.com/hgvtpro

(B) Directors and Officers of the Company

Key Person	Jeffrey Bugay
Position with the Company Title First Year	 Owner 2021

Other business experience
(last three years)
	List any other titles and dates of positions held (with this business or other employers) **during the past three years** *with an indication of job responsibilities. For example:*
	
	• **Owner, Master Cultivator** (Home Grown Vermont Professionals LLC, 05/2018 - present) — Cannabis Consulting & processing services
	
	   ◦ Head cultivator & processor, Bookkeeping, Sales & Advertising rep, registered agent, all business interactions and needs.
	
	   ◦ 11years experience, 135 indoor grow cycles, 27 outdoor grow cycles
	
	• **Executive Chef** - 20 yr experience

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Jeffrey Bugay	100%

(D) The Company's Business and Business Plan

Partners

STF is currently affiliated with multiple individuals planning to open retail shops. These potential retailers want to be a part of the exclusively small number of shops that STF will supply with artisan-cured flower and pre-rolls.

- Jeff has already cultivated a reputation of expertise, passion, and high quality for cured flower through his cannabis consultancy business. He has developed longstanding relationships with these individuals, which will serve to strengthen key industry stakeholder affiliations

- Jeff has started a "pre-market" launch by giving away pre-rolls with business cards to begin acclimating potential consumers with STF products. As well as an ever deepening client base through his consulting agency, who are already familiar with his level of quality, expertise & passion

Operations

We plan to take the following two-phase approach to launching our farm set up:

- Phase one (operational by 9/1/2022):
- (1) 30'x60' climate controlled, light deprivation greenhouse, hydroponic vegetative cycle.
- (1) 30'x120' climate controlled light deprivation greenhouse, hydroponic flower cycle.
- Ground to air heat transfer (GAHT) systems for each greenhouse.
- (1) Climate controlled Barn/Headhouse Structure (trimming, cloning, office, break room, bathroom, secure storage space, and commercial cleaning space).
- Phase two (operational by 4/1/2023):
- (3) 30ft x 200ft High tunnel greenhouses w/irrigation for outdoor seasonal harvest.
- This setup will facilitate: -monthly harvests of 35-45lb hydroponic grown flower -yearly harvest of 450-500lb greenhouse grown flower
- STF will use complete climate controls and light deprivation, along with innovative resource reclamation and recycling of reservoir wastewater for use in field irrigation and RO units. STF will utilize a North/South facing greenhouse design to maximize sun exposure

Competition

The only definitive competitors are the existing 5 medicinal dispensaries. We anticipate current hemp farmers and black-market growers will enter the legal marijuana industry as cultivators and processors. There will inevitably be competition.

- STF's market advantage comes from a higher level of quality & industry knowledge, along with expertise and passion in both the scientific and practical aspects of medicinal and recreational cannabis.
- This combined with extensive managerial & logistics experience will insure the success of Screamin' Trees Farm. Enabling STF to "Set The Bar" for quality expected in the local cannabis industry.

OUR PLAN

Screamin' Trees Farm (STF) will cultivate & process small-batch, craft cannabis flower & pre-rolls for the wholesale marketplace, with "Beyond Top Shelf" quality standards.

- Perpetual monthly harvest and process small-batch, hydroponic craft cannabis flower.
- Yearly harvest and process greenhouse grown flower for pre-roll production.
- We will package cured flower no more than two days before delivery to consistently reflect quality standards.
- We will manufacture pre-rolls biweekly to ensure quality standards.
- STF will offer superior customer service and sales policies.
- STF strives for the highest quality standard at every level of operations and interactions.

The Team

Jeffrey Bugay, Owner, Head Cultivator, General Manager

Career History:

• Owner, Master Cultivator, [Home Grown Vermont Professionals](#) LLC (05/2018 - present)

- Cannabis Consulting, Master cultivation & processing services o Head cultivator & processor, Bookkeeping, Sales & Advertising rep, registered agent, all business interactions and needs.

o 11years experience, 135 indoor grow cycles, 27 outdoor grow cycles

o Deep scientific & practical cannabis cultivation & processing knowledge

• Executive Chef - 20 yr experience

o Culinary research and implementation, kitchen design and work flow engineering, Payroll, profit and loss, scheduling, ordering, quality control as well as main interviewer and disciplinary agent

• Service Disabled Veteran (04/1996 – 05/1998) - Electronics Technician, Petty Officer 3rd Class, USS Oklahoma City SSN 723 Nuclear Fast Attack Submarine

- Medical discharge with Honorable classification, due to Epilepsy

Biography

Born and raised in Manchester, NH, Jeff started working for his father's roofing business at the tender age of eight, lugging half-bundles of shingles and working on the clean-up crew. When he was old enough, he followed his true passion, cooking. Jeff started as a dishwasher in an Italian restaurant and nagged the head chef every day until he taught him how to cook. By sixteen, Jeff was the lead line cook, displaying all the characteristics of a leader.

At eighteen, after the birth of an unplanned child, Jeff joined the U.S. Navy. He saw military service as a way to gain "real world" experience, take care of his new family, and create a future for himself. Excelling with academics in boot camp earned him one of two spots (out of 180 sailors) for submarine duty. After boot camp and submarine school, Jeff transferred to Portsmouth Naval Shipyard, NH, where he excelled at qualifications and quickly earned a strong reputation. However, Jeff started having allergic reactions to an unknown substance, began having partial seizures shortly after, and was honorably discharged after 25 months of active duty. Jeff returned to his true passion... cuisine, working from Line Cook to Sous Chef within 1 year, and on to Executive Chef by the age of 23yr.

With sixteen years experience creating and implementing recipes, operating kitchens and designing layouts at multiple venues throughout New England, his reputation precedes him in various restaurant communities. His experience encompasses fried seafood shacks to 5 star, 7 course, sea-side weddings for 1000 people and all the management experience that comes along with it. After sixteen years of work as an executive chef, having partial & random Tonic-Clonic seizures throughout, Jeff's epilepsy escalated to an unsafe level, for him and those around him, and he was forced to stepped down from his prestigious position. He stepped down to Sous Chef and then to line cook. Eventually, he had to stop work altogether and seek disability through social security and the VA due to his increasingly severe epilepsy.

After years of doctors experimenting with multiple drugs to control his epilepsy, Jeff decided it was his turn to try an alternative approach. He had previously experimented with THC cannabis as a treatment for seizures, with much success. Once quality CBD entered the marketplace, and after much experimentation with CBD and THC combinations and dosages, Jeff finally found a

way to end his prescription nightmare of 84 pills per week (over 1 million milligrams of anti-convulsant per year). With a combination of CBD and THC, Jeff was able to go completely Rx drug-free in 2018 and now has the best control of his epilepsy possible. He has not had a full-body convulsive seizure since 2012 and can now suppress partial seizure activity within two to three minutes, which eliminates all seizure activity.

Jeff started Home Grown Vermont Proffessionals LLC, a cannabis consulting service for growers and smokers, in May 2018. He is now considered a master cultivator, as well as an experimentalist, with over 11 years of “perpetual-style” craft cannabis cultivation experience, with seven years exclusively for personal medicinal alternatives for epilepsy. After 135+ indoor grow cycles and over 25 outdoor cycles, his focus has been to consistently produce the highest quality, cleanest, and most potent medical-grade craft cannabis cured flower.

With his level of master cultivation and craftsmanship, STF will deliver the highest quality in the local market (conceivably the US), offering a more flavorful, more potent, and more effective medicinal and recreational product, along with superior customer service protocols and standards.

Jeff’s undeniable passion, deep connection to cannabis, and knowledge are well-known. Dubbed “Dr. Green”, “The Cannabis Wizard” and “Sensei” by clients and colleagues, Jeff’s deep expertise has been sought out by local and state venues as a speaker on medical, cultivating, and processing topics. He has been interviewed by The New Yorker and The Mountain Times and has done multiple meet and greet venues as well as beginner grower workshops. He is currently pursuing becoming a member of the local farmers’ markets, and is currently an active member of the Vermont Growers association, VT home growers, Green MT Growers, 802 grow crew, Vermont Cannabis talk and garden, New England Cannabis growers group, Hemp Kings and reaches an average of 3k+ fellow enthusiasts with every social media post. All with the intent to spread cultivation and medicinal knowledge as well as promote all the amazing uses for cannabis.

Jeff has been approached by Dank Yankee in New York for beginner and advanced grower workshops in Saratoga Springs, as well as local veteran radio DJ, Jim Knight of Rock 101 The One, with a proposal to start a weekly “Cannabis Talk Show” via podcast and local broadcast venues, Jim has been a client of Home Grown VT Pros since 2018. His passion and attention to detail come second to none and demand recognition at any venue. He is also notorious for free consultations and handing out free samples of cured flower and prerolls. A “pre-market strike” if you will. His thought is to get people associated with him, his level of quality and expertise, as well as future products that will be on the shelf someday. Consumers are more apt to purchase a familiar product, especially a high quality, effective one.

Jeffs love for cannabis is only surpassed by the love for his children, 1 son(26yr) and 2 daughters(12yr & 15yr), he enjoys spending time with them in the outdoors hiking, camping, fishing and skiing. He also enjoys the arts, music and partaking in inspirationally creative activities. He also practices daily meditation and self affirmation techniques to improve his quality of life, as well as his childrens.

Wesley Tipton, Lead Cultivator, Sales, Management

Wes’ journey into medicinal cannabis has not always been a linear one, though helping people with thoughtfully grown and processed cannabis products has always been his goal. From Colorado to California and now on to Vermont, Wes has spent countless hours perfecting his craft through the experience and knowledge of various mentors, as well as intensive independent study of indoor and outdoor cannabis cultivation techniques. Having over 10 years of experience

in supply chain management and business development, Wes brings a no-nonsense approach to business development and marketing to the STF team.

While Wes is a Tennessean by birth, he is a Vermonter by choice. He, his wife Olivia, and their two dogs moved to Rutland, Vermont in 2019, seeking the solace of the Green Mountains and a place to call their forever home. In addition to a full-time cannabis cultivator, Wes is an avid mountain biker, snowboarder, and live music enthusiast.

Wesley's passion for medicinal cannabis began in his late teens as an all natural remedy for pain management and as an appetite stimulant. Having type 1 juvenile diabetes, he had an extreme lack of appetite and chronic body aches, cannabis served as the perfect natural remedy for both. He became very intrigued in the medical values contained in cannabis and it "lit the fire" within him.

Wesley's initial introduction to cannabis cultivation was through an industry professional in Sedalia, Colorado, who took Wes under his wing and began teaching him the nuances and details of greenhouse cultivation & processing. After several grow seasons and an absolute abundance of knowledge, he moved forward with his new found passion.

Shortly after moving to VT, Wes contacted Jeff @HgvtPro to schedule a growers consultation. After meeting Wesley and experiencing his undeniable passion, drive and level of experience, Jeff accepted Wes' proposal to mentor him in the realm of indoor, climate controlled cultivation. Wes has gained a vast amount of knowledge over the years, for greenhouse and indoor cultivation alike. He is now "a force to be reckoned with" in the cannabis industry

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$273,000
Offering Deadline	April 29, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$935,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Operational costs	$256,620	$878,900
Mainvest Compensation	$16,380	$56,100
TOTAL	$273,000	$935,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	4.0 - 13.7%[2]
Payment Deadline	2029-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.75 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.3%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 4.0% and a maximum rate of 13.7% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$273,000	4.0%
$438,500	6.4%
$604,000	8.8%
$769,500	11.3%
$935,000	13.7%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.75x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Jeffrey Bugay	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Screamin' Trees Farm was established in November 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Screamin' Trees Farm's fundraising. However, Screamin' Trees Farm may require additional funds from alternate sources.

Forecasted milestones

Screamin' Trees Farm forecasts the following milestones:

- 03/2022 - Property purchase. Phase 1 equipment purchase & construction. Launch marketing campaign. Begin employment interview processes. Begin appropriate registration & licensing processes with attorney

- 09/2022 - Climate Control cultivation operations begin. Phase 2 ordering & construction. Field prep & inoculation

- 04/2023 - Cured flower monthly sales begin. Yearly greenhouse cultivation begins. Market research for potential "Nursery" client base

- 10/2023 – First Greenhouse harvest. Begin large quantity pre-roll production

- 01/2024 – Facility expansion to include nursery & canopy coverage(greenhouse expansion), as well as vertical market integration(retail). Explore renewable energy options (solar, wind, biofuel) & implement to become 100% renewable energy by 2026

- $2.07 million in revenue per yr by 2024

- $3.44 million in revenue per year by 2026

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$562,500	$2,075,625	$2,789,016	$3,444,216	$3,838,615
Cost of Goods Sold	$140,625	$518,906	$697,254	$861,054	$959,654
Gross Profit	$421,875	$1,556,719	$2,091,762	$2,583,162	$2,878,961
EXPENSES					
Utilities	$48,000	$55,200	$63,480	$73,002	$83,952
Salaries	$210,000	$264,000	$330,000	$412,500	$515,625
Insurance	$9,600	$10,080	$10,584	$11,113	$11,669
Legal & Professional Fees	$15,000	$15,375	$15,759	$16,152	$16,555
Property finance payment	$18,000	$18,900	$19,845	$20,837	$21,879
bank fees	$600	$630	$662	$695	$729
Travel	$3,600	$4,140	$4,761	$5,475	$6,296
office supplies	$2,400	$2,760	$3,174	$3,650	$4,198
Marketing	$6,000	$6,900	$7,935	$9,125	$10,494
Security & Tracking	$6,000	$6,000	$6,000	$6,000	$6,000
Operating Profit	$102,675	$1,172,734	$1,629,562	$2,024,613	$2,201,564

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May

16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V